UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE	ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

ARCADIS WINS DEVELOPMENT CONTRACT WORTH MILLIONS

ARNHEM, THE NETHERLANDS — January 30, 2008 — ARCADIS (EURONEXT: ARCAD), the international consulting, design and engineering company, today announced that is has been assigned a contract for the design and construction of the next phase for the housing development Oostindie in Leek in the Dutch province of Groningen. The housing development will be almost 150 acres in size with two neighborhood parks and a center park. The project has a value of EUR 13.5 million and will be completed by 2012. The contracts were signed on January 25, 2008.

The green areas that will be developed will consist of a large park adjacent to the neighborhood, a green zone around the entire development and a green area in the center that will also include a pond. After the completion of phase 2 of this development, ARCADIS will manage the quality of the public space for a period of five years.

“This contract is an excellent example of the integrated way in which ARCADIS looks at neighborhood development”, says Douwe Kras, director for the Dutch ARCADIS activities. “The value of houses and enjoyment of people are strongly influenced by the quality of the environment. Neighborhoods in which buildings, green amenities and recreational facilities are well arranged, simply provide more comfort. If in addition, this gives residents a safer feeling, that really provides added value. Not only is this beneficial for the people living there, it is also good for the owners of the properties, such as housing corporations.”

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the Internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: January 31, 2008	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer